April 13, 2006	Joy S. McGinnis
Direct Dial: (612) 604-6713
Direct Fax: (612) 604-6913
jmcginnis@winthrop.com

Ms. Peggy Kim	VIA FEDERAL EXPRESS
Mr. Christopher Owings
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

RE:	Performance Home Buyers, LLC
Registration Statement on Form SB-2 and Amendment No. 1
File No. 333-129604
Dear Ms. Kim and Mr. Owings:
On behalf of Performance Home Buyers, LLC (the “Company”), we are responding to the comments in your letters dated February 24, 2006 and February 27, 2006. For your convenience, each of our responses is preceded by the related comment. After the response to your comment letters, we provide a brief summary of our discussions with the SEC regarding the FIN 46(R) accounting comments. Finally, as requested, we provide the revised Attachment 27(a) that was forwarded to the SEC on February 24, 2006 that revised the response to comment no. 27 in the response letter dated February 8, 2006.
LETTER DATED FEBRUARY 24, 2006
General

Comment 1:	We note your response to comment 1 in our letter dated December 8, 2005; however, we reissue that part of our previous comment asking you to revise the facing page of the registration statement to clarify that you will commence the offering as soon as practicable after the effectiveness of the registration statement. In addition, please revise the cover page of the prospectus to identify the maximum aggregate principal amount of each type of note that will be issued.

Response:	The facing page has been revised as follows with the revisions underlined:

“Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.”

The footnote to the cover page of the prospectus has been revised as follows to identify the maximum aggregate principal amount of each type of note that will be issued:

Ms. Peggy Kim
April 13, 2006

“(1) The principal amounts of each type of note will not exceed the following amounts: $1,500,000 for three month notes, $1,500,000 for six month notes, $7,000,000 for one year notes, $8,000,000 for two year notes and $7,000,000 for three year notes.”

In addition, other references throughout the prospectus as to the type of notes offered and maximum aggregate principal amount of each type of note offered have been revised to be consistent.

Prospectus Cover Page

Comment 2:	We note your response to comment 4 in our letter dated December 8, 2005; however, we reissue our previous comment asking you to omit the reference to Sumner Harrington at the bottom of the cover page, since it implies a firm commitment offering.

Response:	The cover page has been revised as requested.

Prospectus Summary, page 1

Comment 3:	Please revise the prospectus to refer to “us” or “we,” rather than the “Company,” “PHB,” or “Performance Home Buyers, LLC.”

Response:	The prospectus has been revised as requested.

Prospectus Summary — Escrow of Proceeds, page 6

Comment 4:	We note your response to comment 5 in our letter dated December 8, 2005. Please revise to describe what a “sweep account” is.

Response:	The first sentence of this section has been revised as follows with the revisions underlined:

“The proceeds from a note will be escrowed in a separate escrow account secured by cash at the minimum of 100% of the aggregate outstanding principal amount of the note until the note is secured by first mortgages on a pool of selected properties valued at a minimum of 100% of the aggregate outstanding principal amount of the note and assignments of rights to receive payments under related purchase contracts.”

In addition, all references to a “sweep account” has been revised to refer to the “escrow account.”

Ms. Peggy Kim
April 13, 2006

Risk Factors, page 8

Comment 5:	We note your responses to comments 8 and 27 in our letter dated December 8, 2005; however, we reissue our comments. We note the conflicts of interest in connection with repaying the delinquent debt of the VIEs, favorable tax treatment for the common unit holders under lease-to-purchase arrangements, and the enforcement of contracts against affiliates. In addition, please include an organizational chart of subsidiaries in the prospectus.

Response:	The Company reviewed its relationship with Performance Home Buyers, Inc. and determined that the management agreement does not accurately reflect the nature of the relationship. Performance Home Buyers, Inc. leases employees to the Company and the Company directs and controls the leased employees in conducting and managing the Company’s business. Performance Home Buyers, Inc. does not provide any other type of services, including management, to the Company, rather the Company manages its own day-to-day operations. Therefore, to have the agreement accurately reflect the nature of the relationship and to avoid further mischaracterization of the services Performance Home Buyers, Inc. provides to the Company, the parties have entered into the Agreement for Services, which replaces the management agreement in its entirety. The Agreement for Services will be filed as an exhibit to the registration statement and is filed as Exhibit A to this letter.

In addition, the prospectus was incorrect in stating that Performance Home Buyers, Inc. provided similar management services to other entities in the same real estate business as the Company. Performance Home Buyers, Inc. has never had any dealings with any party other than the Company. As discussed in the section of this letter titled “SUMMARY OF THE FIN 46(R) ACCOUNTING COMMENTS,” the Company provided supportive services to some of the VIEs. This happened in part by the Company directing some of their leased employees to provide occasional administrative and management services to such VIEs under the Company’s management. Also, the prospectus was incorrect in stating that all costs identified as being for the benefit of a VIE are charged back to the owner(s) of the VIE as such costs have not been charged back to the owner(s). The Company does not believe the costs identified as being for the benefit of the VIEs are material and the services provided do not materially distract the leased employees from their responsibilities to the Company.

The prospectus has been revised to remove all references that Performance Home Buyers, Inc. provides management services and references to the management agreement; to include appropriate discussions of the Agreement for Services; to remove all references that Performance Home Buyers, Inc.

Ms. Peggy Kim
April 13, 2006

provides similar management services to some of the VIEs; and to remove references that costs are charged back to owner(s) of the VIEs for services provided to the VIEs by the leased employees. Therefore, some of your concerns should be addressed by these clarifications. In addition, the following risk factor has been added:

“We may experience conflicts of interest with Performance Home Buyers, Inc., certain VIEs and our members.

We have entered into the Agreement for Services with Performance Home Buyers, Inc., whereby we rely on Performance Home Buyers, Inc. to lease a sufficient number of qualified employees to us so that we can conduct and manage our business. Under this agreement, we pay a fee that includes employee wages and benefits, which wages and benefits are determined in the sole discretion of Performance Home Buyers, Inc. Performance Home Buyers, Inc. is wholly-owned by Messrs. Porter and Julian. Therefore, we could experience conflicts of interest with Performance Home Buyers, LLC and specifically Messrs. Porter and Julian should they increase employees’ wages and benefits, including their own, or refuse to lease certain employees to us or if we were required to enforce the agreement.

From time to time, we have provided administrative and managerial support as well as past financial support in the form of loans and advances to certain VIEs which are owned by our members, officers and directors. Such support has included in the past assistance with the resale of real estate owned by a VIE, performing maintenance and repairs to property owned by a VIE, assistance with restructuring the debt of certain VIEs by the sale of Class C preferred units and the use of our leased employees to perform other administrative duties. Neither these VIEs nor their owners have been charged the costs of providing such administrative, managerial and financial support, and we do not expect to receive reimbursement for such costs. In addition, we declared large cash distributions on the common units over the past few years in order to provide cash for Mr. Julian to repay some of the VIEs debts, although we had no legal obligation to do so and have not directed Mr. Julian to use his distributions in this manner. Further support for any VIE could be a conflict of interest between us and our members, officers and directors who own such VIEs.

In addition, a conflict of interest could arise if our members make business decisions based on favorable tax treatments they would receive.”

To clarify, please note that the Company has not, will not and is not obligated to repay the delinquent debt of the VIEs other than the debt assumed by the Company in connection with the acquisition of the 47 properties from certain

Ms. Peggy Kim
April 13, 2006

entities in December 2004 which are no longer considered VIEs as of December 2004 (Please see the response to Comment No. 22).

As stated in our previous response to comment no. 8, there is no risk that a conflict of interest will occur between the Company and Performance Home Buyers, Inc. relating to investment opportunities. As previously stated, Performance Home Buyers, Inc. is not engaged in the real estate business, does not plan to be engaged in the real estate business, does not own any real estate and does not plan to purchase or invest in any real estate. The only business that Performance Home Buyers, Inc. is engaged in is the leasing of employees to the Company. As mentioned above, Performance Home Buyers, Inc. provides services exclusively to the Company. Nevertheless, to further show that no risk of a conflict of interest exists between Performance Home Buyers, Inc., Messrs. Porter, Julian, Hawkins, Hoffman and Fitzgerald, who are employees of Performance Home Buyers, Inc. and/or officers and directors of the Company, and the Company relating to investment opportunities, each entered into an agreement which gave the Company a right of first opportunity to all real estate investment opportunities made available to the parties, provided that such opportunities are within the parameters of the Company’s property portfolio. In addition, there is little risk of conflicts of interest occurring between the remaining VIEs and the Company as to investment opportunities because none of the remaining VIEs have or plan to acquire additional real estate properties.

Please note that the Company does not have any subsidiaries. Performance Home Buyers, Inc. is related to the Company by contract. The VIEs, like Performance Home Buyers, Inc., are under common ownership. Please see the section of this letter titled “SUMMARY OF THE FIN 46(R) ACCOUNTING COMMENTS” for information as to common ownership information.

In addition, the following disclosure was added to the section titled “Certain Relationships and Related Transactions.”

“Common Ownership of the VIEs

The VIEs are owned by our officers, directors and members as indicated below:

• Julian Investment Group II, Inc. (a Class C VIE) is wholly-owned by Mr. Julian, our Chief Executive Officer and Director and a holder of our common units

• PEJ Investments, Inc. (a Class C VIE) is wholly-owned by Mr. Julian

• PJL Investments, Inc. (a Class C VIE) is wholly-owned by Mr. Julian

Ms. Peggy Kim
April 13, 2006

• Performance Home Buyers IV, LLC (a Class C VIE) is wholly-owned by Mr. Julian

• Horizon Investments, Inc. (a Class C VIE) is wholly-owned by Mr. Julian

• D & J Enterprises (a Class C VIE) is 87.5% owned by Mr. Julian and 12.5% owned by one of the holders of our Class B preferred units

•     L-Port, Inc. (which currently owns 5 properties) is 25% owned by Mr. Julian; 25% owned by Mr. Porter, our President and Director and a holder of our common units and 18.35% subordinated debt; and 50% owned by one of our holders of Class A preferred units

• Performance Home Buyers Financial, LLC (which currently owns four houses) is wholly-owned by one of the holders of our Class B preferred units

• Performance Home Buyers II, LLC (which currently owns seven houses) is wholly-owned by one of the holders of our Class B preferred units

• Performance Home Buyers III, Inc. (which currently owns three houses) is wholly-owned by one of the holders of our Class B preferred units and 18.35% subordinated debt units

•     DTX Investments, Inc. (which sold its operating assets to FJL Real Estate Holdings, LLC in 2004) is 25% owned by Mr. Julian; 12.5% owned by Mr. Fitzgerald, our director and holder of common units, Class A preferred units and 18.35% subordinated debt; and 12.5% owned by one of our holders of Class A preferred units

•     FJL Real Estate Holdings, LLC is 33.33% owned by Mr. Fitzgerald and 66.66% owned by one of our holders of Class A preferred units. Previously, Mr. Julian owned 33.33% of this VIE until he transferred his ownership to one of our holders of Class A preferred units

The following entities were no longer considered VIEs after December 31, 2004, when they sold their assets consisting of 47 properties to us, and their financial information is not consolidated after this date. These entities were subsequently dissolved.

• Fitz-Port Limited was equally owned by Messrs. Julian, Porter and Fitzgerald

• JPW Real Estate Holdings, LLC was 45% owned by Mr. Julian and 45% owned by Mr. Porter

• J-Port, Inc. was 47.5% owned by Mr. Julian, 47.5% owned by Mr. Porter and 5% owned by Mr. Fitzgerald

• High Yield Income Investments, Inc. was 45% owned by Mr. Julian

• Julian & Fitzgerald Properties was equally owned by Messrs. Julian and Fitzgerald”

Ms. Peggy Kim
April 13, 2006

Comment 6:	We note that on page 29 you discuss your dependence on service providers to allow payment arrangements that are outside their normal collection parameters. Please discuss this dependence as a risk factor. Please specify what services are provided and describe the arrangement which may result in property liens or may adversely impact your properties.

Response:	The following risk factor has been added:

“We are dependent on certain service providers to allow payment arrangements outside of their normal terms

We are currently in a position where our cash flow is not sufficient to enable us to pay certain of our day-to-day vendors and service providers in accordance with their normal terms. Some of these companies may not be willing to work with us in extending payment terms. When we are able, we make sure that day-to-day operating necessities, such as rent, communications and employee benefits, are paid on a timely basis. Other vendors subject to payment delays include, among others, office supply companies, consultants, contractors and accounting and legal service providers. If any of our vendors initiate legal action against us for non-payment, additional liens may be filed against our assets, including our residential properties, which would rank junior to the notes if such properties presently secure the notes. If such liens are filed against properties not currently used as security for the notes, such properties will not be used to secure the notes. Additional liens against our assets could also adversely affect our financial health and prevent us from fulfilling our obligations under the notes or obtaining additional financing.

We are dependent on our accounting and legal service providers for services in connection with this offering and future reporting requirements with the Securities and Exchange Commission after the registration statement, of which this prospectus is a part, is declared effective. We will rely on the services of such providers in order to file the required reports with the Securities and Exchange Commission. Should our accounting and legal service providers refuse to continue providing us services for non-payment or refuse to provide additional services until we have paid them in full for past services, there is a risk we may not be able to comply with or may be delayed in complying with such reporting requirements. If we are unable to comply with such reporting requirements on a timely basis, we could not continue with the offering until we are in compliance with such reporting requirements.”

Ms. Peggy Kim
April 13, 2006

Risk Factors — Currently, we are not in compliance with all the covenant positions . . ., page 9

Comment 7:	Please revise to describe the effect on your business if in the event of default you are unable to repay the bank loans in full.

Response:	The risk factor has been revised as follows with the revisions underlined:

“Our bank loan agreements contain covenants, including requirements to maintain certificates of deposit for collateral, maintain insurance coverage for an amount equal to or greater than the mortgage amounts on the properties and keep the properties free and clear of any encumbrances that may affect the bank’s security interests in the properties. We have been in compliance with these covenants until recently. Due to a portion of real estate taxes due in 2005 which have not been paid at this time, we are not currently in compliance with these covenants. Currently, we owe real estate taxes of approximately $144,800 to various taxing authorities relating to 131 properties, involving approximately $7,250,000 of bank loans. We anticipate paying the tax liability when titles are transferred to purchasers, which occurs when related purchase contracts are refinanced with permanent financing, or as cash is available. As of April 10, 2006, no individual property is under tax sale with the local counties in which we operate. However, there can be no assurance that this will not happen in the future. If we do not pay the taxes owed on the properties, the banks may view this as a default under the terms of the bank loans and request the balance of the bank loans be repaid immediately in full. If this occurs, it is unlikely that we would have sufficient funds to immediately repay such bank loans in full and we may be unable to find other sources of financing to repay the bank loans. If such banks are not willing to restructure the bank loans, advance additional funds or agree to a repayment plan, it is unlikely we could continue to operate our business and our ability to make required payments on the notes may be impaired.”

Risk Factors — We are subject to many regulations regarding consumer protections . . . , page 12

Comment 8:	Please revise to quantify the limitations on interest rates, fees and other charges that you are allowed to charge. We note that on page 31 you state that the state of Ohio limits the interest rate on purchase contracts to no more than the 90-day commercial paper rate plus 8%. Please also describe the limitations on the terms of your purchase contracts. Further, please describe these limitations under your description of business.

Response:	The first paragraph of the risk factor has been revised as follows with the revisions underlined:

Ms. Peggy Kim
April 13, 2006

“Failure to materially comply with all laws and regulations applicable to us could materially and adversely affect our ability to operate our business and our ability to make payments on the notes. Our business is subject to numerous federal, state and local laws and regulations concerning consumer protection, environment and construction, which, among other things:

• require us to obtain and maintain certain real estate licenses and qualifications;

• limit the interest rate we are permitted to charge to no more than the current 90 day commercial paper rate plus 8%;

• require specific environmental and property disclosures, including any encumbrances on the property and any pending governmental orders against the property, and the disclosure of all fees and charges separate from the purchase price of the property;

• define our rights to repossess and resell the properties, including requiring the state’s mortgage foreclosure laws be complied with regarding a repossession when the purchaser has paid 20% or more of the purchase contract; and

• require us to maintain safeguards designed to protect the security and confidentiality of customer information.”

In addition, these limitations have been added to the “Description of Business” section of the prospectus.

Risk Factors — Adverse economic conditions may harm our ability to operate . . . , page 17

Comment 9:	We note your response to comment 9 in our letter dated December 8, 2005. Please revise to omit the mitigating language from the risk factor discussion.

Response:	The second paragraph of this risk factor has been revised as follows with the mitigating language removed as requested:

“Currently, our business operations are conducted almost exclusively in Dayton, Ohio, a working middle-class community. There have been approximately 4,000 foreclosures and repossessions of properties by lenders in this area each year over the last four years. We cannot provide any assurance as to the supply of available properties or that we will be able to locate purchasers for such properties. To counter this potential supply risk and to increase diversification, we plan to expand our business by opening new branch offices in Cincinnati, Ohio and Cleveland, Ohio.”

Ms. Peggy Kim
April 13, 2006

Risk Factors — If we cannot obtain sufficient financing . . . , page 19

Comment 10:	Please discuss the specific tightening of credit availability that you experienced in 2005 and which may continue in 2006, as disclosed on page 28. In addition, discuss any reluctance by lenders to accept sub-prime loans.

Response:	The risk factor has been revised as follows with the revisions underlined:

“We depend on lines of credit and other short-term loans with financial institutions to finance our initial purchasing of properties and refinancing of properties after rehabilitation has been completed. Our business strategy requires that these lines of credit and short-term loans continue to be available to us so that we may continue to purchase and refinance additional properties and to expand our business. During 2005, we experienced a reduction in available lines of credit which resulted in us acquiring fewer properties than in prior years. This trend will continue in 2006. If we are unable to arrange for such financing and increased financing with financial institutions, our ability to grow our business will be limited.”

As to the comment pertaining to difficulties purchasers may face in connection with refinancing their purchase contracts with permanent financing from a bank or financial institution, the third paragraph in the risk factor titled “Adverse economic conditions may harm our ability to operate...” has been revised as follows with the revisions underlined:

“Adverse economic conditions or other factors generally affecting the United States and particularly affecting the areas in which our properties are or will be geographically concentrated might adversely affect the sale of the properties and the performance of purchase contracts. Periods of rising interest rates, reduced economic activity or higher rates of unemployment generally result in a reduction in the rate of sales of properties and higher default rates on purchase contracts. Any limitation or restrictions on the availability of Fannie Mae, Federal Home Loan Mortgage Corporation (FHLMC), Federal Housing Authority (FHA) and Veterans (VA) mortgage financing or reluctance by banks and financial institutions to finance purchases by our purchasers could adversely affect the purchasers’ ability to obtain permanent financing to refinance the purchase contracts. This in turn could delay the conclusion of the sale of the related property and our realization of profits from the sale and could result in a default by the purchaser under the purchase contract if the purchaser cannot obtain such refinancing before the purchase contract matures. The United States as well as Dayton, Ohio are currently experiencing a period of reduced economic activity and higher rates of unemployment. These economic conditions could

Ms. Peggy Kim
April 13, 2006

continue or may reoccur in the future and if they continue or reoccur, may result in severe reductions in our revenues or the cash flows available to us to permit us to remain current on our indebtedness. In addition, these adverse economic conditions could materially and adversely affect our ability to make interest payments on, or repay, the notes. These risks are compounded because we currently operate primarily in one market and do not diversify our property portfolio to include other types of properties. To attempt to lessen the economic risks of operating in one market and diversify our property portfolio, we plan to expand our business by opening new branch offices in Cincinnati, Ohio and Cleveland, Ohio. However, there can be no assurance when or if we will open new branch offices or if our plans will be successful in addressing these risks.”

Use of Proceeds, page 21

Comment 11:	We note your response to comment 14 in our letter dated December 8, 2005. If applicable, please revise to include any amounts that will be used for the following purposes:

• to ultimately repay the indebtedness of the VIES or to redeem the Class C preferred units of the VIES,

• to pay offering expenses,

• to pay distributions to the holders of Class A, B or C preferred units or to retire these units, or

• to be kept as working capital reserves.

Response:	The Use of Proceeds section has been revised as follows:

“If all of the notes are sold with original or aggregate maturities of two years or more, we expect to receive $25,000,000 of gross proceeds from this offering before deducting the selling agent commissions and estimated offering expenses payable by us. However, the exact amount of selling agent commissions and estimated offering expenses may vary depending on how long the notes are offered as well as other factors.

Depending on the amount of notes sold in this offering, we will use substantially all of the proceeds, after payment of the selling agent commissions and estimated offering expenses, to repay the bank loans on those properties used as security for the notes. We intend to use the remaining proceeds to expand our business and for other general working capital purposes which will include the payment of general and

Ms. Peggy Kim
April 13, 2006

administrative expenses. We do not intend to use the proceeds from this offering to repay the indebtedness of any VIEs, redeem or pay any distributions on any Class C Preferred Units, or pay any distributions to Class A or Class B preferred holders or common members. Our plans for the application of the gross proceeds, assuming the sale of 20%, 50% and 100% of the notes, would be substantially as follows:

	Amount Sold
	$5 Million	$12.5 Million	$25 Million
Repay applicable bank loans in full (1) (2) (5)	$4,444,450	$11,111,125	$22,222,250
Estimated selling agent sales commissions (3)	150,000	375,000	750,000
Estimated offering expenses	220,000	220,000	220,000
Retire 18.35 % subordinated debt units	—	230,400	929,000
Purchase and rehabilitate new properties (5)	—	200,000	400,000
General working capital (3) (6)	185,550	363,475	478,750

Total	$5,000,000	$12,500,000	$25,000,000

Approximate number of bank loans repaid in full	75	188	377
Average interest rate of bank loans repaid in full	6.00%	6.00%	6.00%
Average age of bank loans repaid in full (4)	18 months	14 months	12 months
     Although we expect to apply the proceeds to the general categories in the amounts indicated above, we will continue to evaluate the appropriate uses for our cash resources and may change our actual uses and allocations of the proceeds as a result of unforeseen developments.

(1)	We expect that all of the properties used as collateral for the notes are subject to bank loans with existing balances of a maximum of 80% of the appraised value of the properties.

(2)	We expect that repayment of these loans will create additional loan availability from many of the banks for the future purchase and rehabilitation of properties which cannot be directly reflected in this table but which will allow for further expansion of the business.

(3)	This assumes that all notes are issued for at least two years. Our agreement with our selling agent allows for a pro rata reduction in commissions for notes issued

Ms. Peggy Kim
April 13, 2006

for terms less than two years which are not renewed during a two-year period. Any such savings would be used for general working capital.

(4)	Currently, our bank loans remain outstanding for approximately three years from the date of funding. We anticipate that this period will shorten as a result of the issuance of the notes and will accelerate bank financing activity. We anticipate that this will increase the turnover rate as properties are assigned to the security pool for the notes.

(5)	The properties we intend to purchase with the proceeds from this offering, or from bank credit availability resulting from this offering, are those properties made available from time to time which match our property profile as described in more detail under “Description of Business — Acquisition of Properties.” We acquire the properties from several sources including lenders, estates and homeowners.

(6)	Working capital availability covers all expenses incurred to support the day to day operations of the company including, but not limited to, fees paid to Performance Home Buyers, Inc. to cover personnel costs, rent, insurance, communications and advertising.”

Management’s Discussion and Analysis — VIEs and Prior Financings, page 24

Comment 12:	Please revise to clarify that if the debtors of the VIES sue for repayment, your purchase of the properties may be unwound and that you may lose your entire investment, as disclosed on page 15 under “[o]ur purchase of 47 properties...” Further, we note that you state that the VIE debts equal $3,100,000, of which $1,160,000 remains delinquent, however, on page 14 you state that $6,369,213 of your indebtedness is the indebtedness of the VIEs. Please explain this discrepancy.

Response:	Please note that the risk factor referred to above titled “Our purchase of 47 properties from VIEs may be unwound if creditors successfully sue the VIEs” has been removed as the Company believes it is no longer a risk for the following reasons: Either all the creditors of these particular VIEs have been paid in full or, in connection with the acquisition of the 47 properties, the Company has assumed the outstanding debt on such properties. The Company is not aware of any other creditors of these specific VIEs which have not been dealt with as described above.

Further, we refer you to Attachment 27(a) that was previously filed with the response letter dated February 8, 2006 as well as the revision to such attachment filed as Exhibit B to this letter and the section of this letter titled “SUMMARY OF THE FIN 46(R) ACCOUNTING COMMENTS.” Attachment No. 27(a) identifies the specific VIEs which sold the 47 properties to the Company and classifies these VIEs as Group 1. The discussion

Ms. Peggy Kim
April 13, 2006

following the identification of the Group 1 VIEs covers the reasons stated above in more detail.

In addition, please note that the risk factor referenced above was providing the aggregate outstanding debt of all VIEs, which was $6,369,213 as of September 30, 2005. Whereas the reference in the MD&A section that the VIE debt “equaled $3,100,000, of which $1,160,000 remains delinquent” was a reference to a specific group of VIEs classified as Group 3 in Attachment No. 27(a) rather than the debt of all groups of VIEs. Please note that the MD&A section covering the outstanding debt of the Group 3 VIEs has been revised to make it clear that the discussion is addressing only the debt of this group of VIEs:

“As of December 31, 2004, six VIEs, or the Class C VIEs, owed approximately $3,100,000 to note holders with virtually no assets available to repay the notes.”

In addition, references to Group 3 VIEs, or Class C VIEs, have been made more clear throughout the prospectus.

Management’s Discussion and Analysis — Final Operations Overview, page 25

Comment 13:	For each period, please revise to discuss any material changes for each line item. For example, we note that you do not discuss changes in net sales of residential property, net sales of rental property, rental income, other operating income, cost of residential property sold, cost of rental property sold, cost of rental operations, interest income, interest expense, interest expense on subordinated preferred member obligations, debt forgiveness income, and other miscellaneous income. Refer to Item 303(f)(1)(vi) of Regulation S-B.

Response:	This section has been revised as requested.

Description of Business — Credit Review Process, page 35

Comment 14:	We note your response to comment 28 in our letter dated December 8, 2005. Please revise to quantify the criteria that you describe in bulleted format. For instance, disclose the length of employment, the minimum credit score or range, and the income level that you generally require.

Response:	This section has been revised to quantify the criteria with the revisions underlined:

“Applications that are approved by the portfolio manager presently require a second approval from management. The goal is to approve as many

Ms. Peggy Kim
April 13, 2006

applications that meet our criteria, and to be consistent in applying our criteria. While exceptions exist, in general we seek applicants that meet the following criteria:

• Minimum of twelve months employment,
• Minimum credit score of 500,
• Sufficient income to meet all debt service and basic living expenses,
• No recent eviction or foreclosure,
• No delinquent federal loans (student loans in particular) and
• No judgments or liens over $2,000.

We are willing to consider:
• Recent bankruptcy,
• Employment of less than twelve months with mitigating circumstances (in school, etc.),
• Eviction or foreclosure more than three years ago, with explanation or
• Judgments in excess of $2,000 with a repayment plan.”

Description of Notes — Redemption by Us At Any Time Upon Notice, page 55

Comment 15:	We note your response to comment 33 in our letter dated December 8, 2005. We reissue that part of our comment asking you to clarify whether your right to redeem at any time supersedes any prior election by the note holder to have his or her notes repaid at maturity.

Response:	Please note that the risk factor titled “We have the right to redeem any note at any time prior to maturity...” and the section titled Description of the Notes — Redemption or Repurchase Prior to Stated Maturity — Redemption by Us at any Time Upon Notice appear to address your concern that it be clear that the Company’s right to redeem the notes supersedes any prior election by the note holder to have his or her notes repaid at maturity. Nevertheless, the following language has been added to both disclosures as follows:

Risk Factor: “We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to the note holder. This right supersedes any prior election by a holder to receive payment of principal and/or interest at maturity.”

Section: “Redemption By Us At Any Time Upon Notice. We have the right to redeem any note at any time prior to its stated maturity date upon 30 days written notice to the holder of the note. This right supersedes any prior election by a holder to receive payment of principal and/or interest at maturity.”

Ms. Peggy Kim
April 13, 2006

Description of Notes — Repurchase at Request of Holder, page 56

Comment 16:	We note your response to comment 34 in our letter dated December 8, 2005. Please revise to include your response in the disclosure.

Response:	This section has been revised as follows with the revisions underlined:

“Repurchase At Request of Holder. In addition to the right to elect repurchase upon death or total permanent disability, a holder may request that we repurchase one or more of the holder’s notes prior to maturity, in whole and not in part, at any time by giving us written notice. Subject to our approval, in our sole discretion, and the limitations described below, we will repurchase the holder’s note(s) specified in the notice within 10 days of receipt of the notice. Our decision whether to approve or disapprove a repurchase request by a holder will be based on several factors, including, but not limited to, the aggregate amount of notes requested by holders to be repurchased prior to maturity, our capital requirements and needs at such time, whether we have available cash to purchase the note and whether the limitations to repurchase described below have been reached. The repurchase price, in the event we elect to repurchase the notes, will be the principal amount of the note plus accrued but unpaid interest up to but not including the date of repurchase minus a repurchase penalty. The early repurchase penalty for a note with a three month maturity is an amount equal to three months of simple interest on the note at the existing rate. The early repurchase penalty for a note with a maturity of six months or longer is an amount equal to six months of simple interest on the note at the existing rate. The early repurchase penalty may be waived or reduced at the discretion of our servicing agent.”

Plan of Distribution, page 64

Comment 17:	We note your response to comment 37 in our letter dated December 8, 2005. Please provide us with your analysis of the applicability of the safe harbor under Rule 3a4-1 with respect to each person who will be relying on that exemption Please revise your disclosure to identify the associated persons who will be participating in the offer and sale of the securities.

Response:	Rule 3a4-1 states that an associated person of an issuer shall not be deemed a broker-dealer by reason of his participation in the sale of securities if the associated person:

(1) Is not subject to the statutory disqualifications as defined under Section 3(a)(39) of the Securities Exchange Act of 1934 at the time of his participation;

Ms. Peggy Kim
April 13, 2006

(2) Is not paid a commission based on the sale of the securities;

(3) Is not an associated person of a broker-dealer at the time of his participation; and

(4)     Under (a)(4)(ii): (a) primarily performs substantial duties for the issuer other than in connection with the sale of securities, (b) was not a broker-dealer, or an associated person of a broker-dealer, within the preceding 12 months, and (c) does not participate in selling securities for any issuer more than once every 12 months.

The Company anticipates that the notes will be sold solely by Sumner Harrington Ltd. during the entire term of the offering. If Sumner Harrington Ltd. were not to provide such services, the Company would seek to engage another registered broker-dealer to continue selling the notes during the term of the offering. The Company does not currently plan or anticipate that any of its officers or directors will assume sale functions provided by Sumner Harrington Ltd. during the term of the offering, and this provision is only included as a contingency in the unlikely event that it will ever need to happen.

In the unlikely event that this does change, the Company will review Rule 3a4-1 and determine which officers (specifically, the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer) and directors meet the requirements of the rule before such persons take over such sale functions. As the requirements are based as of the time of participation, and it is unknown when or even if it will be determined that any officer or director of the Company take over such sale functions, any analysis at this time may not be applicable as to any future analysis. For this reason, the Company has not identified any specific person.

In addition, please note that the disclosure states that this will occur to the extent permitted by law.

To be clear about the Company’s intent, the risk factor titled “The distribution and management agreement with the servicing agent may be terminated by either party” has been revised as follows:

“The distribution and management agreement between us and Sumner Harrington Ltd. may be terminated by either party by prior notice. Therefore, it is not certain Sumner Harrington Ltd. will be responsible for the marketing, sale and administration of the notes for the duration of this offering. If Sumner Harrington Ltd. were not to provide such services, we would seek to engage another registered broker-dealer to continue marketing and selling the notes as a replacement selling agent. While we are locating a replacement selling agent, our officers and directors may assume certain sale

Ms. Peggy Kim
April 13, 2006

functions currently provided by the selling agent, but only as permitted by law. Other parties, including ourselves, may take over certain administrative and customer service functions currently provided by Sumner Harrington Ltd., as described in more detail under “Plan of Distribution.” Therefore, you should not rely on Sumner Harrington Ltd. continuously being responsible for the marketing, sale and administration of the notes.”

Financial Statements — General

Comment 18:	We note the revisions in response to comment 38 in our letter dated December 8, 2005 and your intention to update the financial statements to include audited financial statements for your latest fiscal year in accordance with Rule 3-10(g) of Regulation S-B in the next amendment. In doing so, please also update Summary Financial Information on page 7, ratio of earnings (loss) to fixed charges on pages 20, capitalization on page 22, Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 23 and Exhibit 12.1.

Response:	The prospectus and Exhibit 12.1 have been updated as requested.

Financial Statements — Consolidated Statements of Cash Flows, page F-6

Comment 19:	We note the revisions to your disclosure in response to comment 42 in our letter dated December 8, 2005. We also note that you reflect proceeds from sale of rental property and gain (loss) on sales of rental property as adjustments to reconcile net loss attributable to controlling interest to net cash used by operating activities. Please revise to reflect the net decrease in rental property as an adjustment under “changes in operating assets and liabilities.” Please also disclose depreciation expense related to rental property in the notes to financial statements.

Response:	The Financial Statements have been revised as requested. Please note that the depreciation expense related to rental property is disclosed in Note 1.

Comment 20:	We note the revisions to your disclosure in response to comment 44 in our letter dated December 8, 2005. Please tell us the nature of the debt obligations that were forgiven in each period presented and whether the creditors were related parties. In the event the creditors are related parties as defined in FAS 57, please tell us your basis in GAAP for classifying the gains in income as opposed to treating the extinguishments as capital transactions. Please refer to footnote 1 of APB 26.

Response:	The Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Operations Overview has been revised to include the following:

“Debt forgiveness income of $518,149 in 2005 was comprised of $328,862 of accrued interest reductions and principal reductions of $189,287. Debt forgiveness income in 2004 was comprised of $10,000 and $85,853 in principal reductions received on an unsecured notes payable — individuals and a mortgage obligation, respectively. No debt forgiveness resulted from transactions with related parties.”

Ms. Peggy Kim
April 13, 2006

Please note that Note 4 has been revised to include the following:

“Debt forgiveness income in 2005 and 2004 includes principal and accrued interest forgiven from individual investors and a bank. No debt forgiveness income resulted from transactions with related parties.”

Notes to Consolidated Financial Statements — Note 1 — Description of Business and Summary of Significant Accounting Policies — Inventories — Residential Properties, page F-7

Comment 21:	We note your response to comment 49 in our letter dated December 8, 2005 and reissue the comment. Please tell us the nature of the costs you incur to maintain the property during the term of land contracts. You may want to enhance your disclosure to add specificity for such costs. It should also be clear from such disclosure, your accounting policy regarding recognition of holding costs such as insurance and real estate taxes and costs to sell.

Response:	Note 1 has been revised as requested, and Note 3 has been revised to include additional disclosure.

Notes to Consolidated Financial Statements — Note 2 — Variable Interest Entities (VIE), page F-8

Comment 22:	We note your response to comment 53 in our letter dated December 8, 2005 and the revisions to your disclosure. We are unclear on why you continued to consolidate the group 1 companies and hence eliminated the inter-company profit on the purchase of such assets. It is not clear that paragraph 22 of FIN 46 would prohibit change in basis accounting following a purchase of a variable interest entity that has previously been consolidated. Please explain your rationale for continued consolidation and no change in basis.

Response:	Prior to December 31, 2004, the entities in Group 1 were operated by the Company, which provided direct subordinated financial support in the form of common employees, office space and, in some instances, loans and advances. In December 2004, the Company acquired the operating assets of the entities in Group 1 as referenced in Note 2 of the Consolidated Financial Statements. The Financial Statements have been adjusted to reflect the fair value of the VIE assets and liabilities effective January 1, 2004. As such, the inter-company profit associated with the December 31, 2004 Group 1 acquisition is not material. Please refer to Note 2 of the Consolidated Financial Statements. The Company assumed the mortgages associated with all of the acquired properties which provided additional subordinated financial support to these entities. The minority owners were paid their respective proceeds from the disposition of the assets in accordance with their minority ownership interests in 2004. Due to the fact that there can longer be expected losses or residual returns realized by the Company from these entities, the Company reconsidered the designation of these entities as VIEs in

Ms. Peggy Kim
April 13, 2006

accordance with Fin 46( R), paragraph 15, and determined that these entities should no longer be considered VIEs as of the date of the acquisitions described above. Therefore, as of December 31, 2004, the Consolidated Financial Statements do not treat the entities in Group 1 as VIEs and their financial information is not consolidated. We further refer you to the section in this letter titled “SUMMARY OF THE FIN 46(R) ACCOUNTING COMMENTS.” Also, Note 2 to the Consolidated Financial Statements has been revised to inform the reader of the facts, circumstances and procedures taken in identifying and consolidating the VIEs.

Notes to Consolidated Financial Statements — Note 6 — Equity (Deficit), page F-20

Comment 23:	Please disclose the liquidation preferences and redemption provisions of each class of preferred units. Please refer to FAS 129.

Response:	Note 6 has been revised as requested.

Notes to Consolidated Financial Statements — Note 9 — Contingencies, page F-22

Comment 24:	It appears that the aggregate amount of delinquent VIE notes disclosed is not consistent with the disclosure on pages 24 and 29. Please advise or revise.

Response:	The various disclosures have been revised as necessary so that the information is consistent with each disclosure.

Comment 25:	We note your response to comment 56 in our letter dated December 8, 2005 and the revisions to your disclosure. Please provide us with a copy of the VIE Note referred to in your response.

Response:	Per your request, please find attached a copy of the VIE Note as Exhibit C, which was previously filed as Exhibit 10.5 to the registration statement.

Notes to Consolidated Financial Statements — Note 12 — Subsequent Events, page F-24

Comment 26:	Please disclose the rights, privileges, liquidation preferences and redemption provisions of the Class C preferred units.

Response:	Please note that Note 6 has been revised to include the requested information.

Exhibit 12.1

Comment 27:	Please provide us with a reconciliation of interest expense to the amounts reported in your consolidated statements of operations for each period presented.

Ms. Peggy Kim
April 13, 2006

Response:	This Exhibit has been revised as requested.

LETTER DATED FEBRUARY 27, 2006

Management’s Discussion and Analysis — VIEs and Prior Financings, page 24

Comment 1:	Please disclose the dollar amount of 18.35% subordinated debt units issued to the three holders of common units in lieu of cash distributions declared on their common units in the first full paragraph on page 25.

Response:	The following paragraph has been revised as follows with the revisions underlined:

“In 2004, we conducted a private placement of 18.35% subordinated debt units solely to residents of Ohio who met the definition of an accredited investor. We sold $1,962,000 worth of securities to three outside investors, two holders of Class A preferred units and one holder of Class B preferred units. This raised $1,962,000 from the investors collectively. In addition, we issued $1,682,000 worth of 18.35% subordinated debt units to three holders of common units in lieu of cash distributions declared on their common units. The units issued to the common members were ultimately converted to Class C preferred units in June 2004. See "Liquidity under Liquidity and Capital Resource.”

Management’s Discussion and Analysis — Financial Operations Review — Nine Months Ended September 30, 2005 Compared with Nine Months . . . , page 25

Comment 2:	Please tell us how you are calculating the sales volume percentages in the last two sentences in the first paragraph of your discussion of gross profit on page 26.

Response:	The sales volume percentages were calculated based upon properties sold, not dollar volume. This section has been revised to make this more clear. The calculation of the percentages will be based upon dollars instead of units.

Comment 3:	It appears that the amount of inventory disclosed in the last paragraph in your discussion of gross profit on page 26 includes both inventories of residential property and rental property, but the amount of inventory disclosed in the first paragraph in your discussion of gross profit for the year ended December 31, 2004 compared with the year ended December 31, 2003 on page 27 excludes rental property. Please revise to provide consistent disclosure or tell us why the current disclosure is appropriate.

Ms. Peggy Kim
April 13, 2006

Response:	This section has been revised in that information as to inventories of residential property and rental property are disclosed separately.
Management’s Discussion and Analysis – Year Ended December 31, 2004 Compared with Year Ended . . . , page 27

Comment 4:	Please tell us how you are calculating the gross profit margin percentages in the first paragraph of your discussion of gross profit on page 27.

Response:	The percentages were previously calculated based upon sales of residential property only. This section has been revised so that the calculation is based upon total sales and gross profit. The second sentence has been revised as follows: “As a percentage of sales, the gross profit margin increased to 19.9% for the year ended December 31, 2005 from 17.4% for the year ended December 31, 2004.”

Comment 5:	We note that you recognized an impairment loss on certain inventory in 2004. Please provide a description of the impaired assets and the facts and circumstances leading to impairment. In your discussion, please indicate the amount of the impairment loss and the caption in the statements of operations that included the loss in the note to your financial statements. In this regard, it appears to be included in operations pursuant to paragraph 26 of FAS 144.

Response:	The Company inadvertently used the word “impairment.” FAS 144 provides guidance in accounting for the disposal or impairment of long-lived assets. The adjustment would be more appropriately described as a “lower of cost or market” adjustment, as it related to the valuation of inventory. References to “impairment” have been removed and replaced with “lower of cost or market” adjustments. The Company determined the amounts of the adjustments by comparing the houses in its portfolio with net realizable values and, where appropriate, adjusting the carrying value to net realizable value less disposal costs. The amounts of these adjustments have been disclosed in Note 1.

Comment 6:	Please disclose the principal expenses included in selling, general and administrative expenses that fluctuated and the dollar amounts attributable to each principal item identified.

Response:	Please see the table that was added to this section under “Financial Operations Overview – Year Ended... — Selling, General and Administrative Expenses”. The table identifies the principal expenses that fluctuated, the dollar amounts attributable to such expenses, the dollar amounts of the fluctuations and the percentage of the fluctuations.

Ms. Peggy Kim
April 13, 2006

Management’s Discussion and Analysis – Liquidity and Capital Resources — Operations, page 28

Comment 7:	Please tell us why the number of properties that you cashed out in 2004 does not correspond to the number of properties sold disclosed on page 27.

Response:	The information provided on page 28 related exclusively to information regarding the Company. Whereas, the information provided on page 27 related to information regarding the Company and the VIEs on a consolidated basis. This section has been revised to be consistent in that information is provided on a consolidated basis.
Management’s Discussion and Analysis – Liquidity and Capital Resources — Liquidity, page 28

Comment 8:	We note the revisions to your disclosure in response to comment 21 in our letter dated December 8, 2005. Please revise to disclose the dollar amounts of the transactions discussed in this section. For instance, please disclose the amount of:
•	the 2003 loan to one of your officers which was converted to a distribution in 2004;

•	18.35% subordinated debt units issued to accredited investors in 2004;

•	distributions made to retire loans, properties acquired from related parties and 18.35% subordinated debt units issued as distributions in preparation of the offering; and

•	18.35% subordinated debt units converted to equity in June 2005.

Response:	This section has been revised to include the following disclosure:

“During 2004, we converted a loan to one of our officers in the amount of $803,750, including accrued interest of $18,750, to a distribution. Also, in 2004, we sold $1,962,000 worth of 18.35% subordinated debt units to accredited investors.”

The third paragraph has been revised to include the following disclosures:

“In preparing for this offering, we made distributions which were used to retire loans of approximately $800,000, acquired properties from related parties in the approximate amount of $2,100,000, net of liabilities assumed, and issued 18.35% subordinated debt units to common unit holders in the amount of $1,682,000 in lieu of payment of cash distributions based on ownership of common units. These preparatory actions had an adverse

Ms. Peggy Kim
April 13, 2006

impact on our equity section at year-end 2004. During June 2005, the 18.38% subordinated debt units issued to common unit holders were converted to equity in the form of Class C preferred units in the amount of $1,818,685, including accrued interest of $142,355. As a result, these common members have taken a voluntary rate reduction from 18.35% to 5%, which provides us with approximately $215,000 in additional annual cash flow.

Comment 9:	In addition, please include a discussion of other significant changes in financial position and related cash flows from operating and financing activities for each of the periods presented. For example, please discuss:
•	the terms and aggregate amount of notes payable to banks collateralized by first mortgages on properties acquired and the related increase in mortgage debt, restricted cash and residential property inventories;

•	the terms and aggregate amount of notes payable to banks and individuals collateralized by guarantees of members including those of VIEs not discussed under the “VIEs and Prior Financing” section on page 24;

•	capital contributions from common members and to VIEs;

•	distributions to members and owners, including VIEs, other than those used to retire loans in preparation of the offering;

•	loans from owners and officers; and

•	the impact of extended payment arrangements with service providers on accounts payable and accrued liabilities.

If you do not believe that any of the above suggestions will result in a more meaningful discussion of your liquidity position, then please tell us your reason(s).

Response:	As to the first and second bullet points, the following paragraph has been added to this section:

“The result of our property transactions in 2005 was a net decrease of 30 properties, whereby we acquired 88 properties and sold 118 properties in 2005. This in turn reduced our first mortgage debt, which consists of the bank loans that refinanced our acquisitions and rehabilitations of properties, by approximately $820,000. Of this amount, less than half was made available by the banks for the acquisition of new properties. The tightening of available credit for acquisitions has not materially affected our interest rates, which average 6%. The amount of restricted cash collateralizing these

Ms. Peggy Kim
April 13, 2006

mortgages is approximately the same at the end of 2005, $1,179,597, as it was at the end of 2004, $1,147,963. In spite of the reduction in bank lines, banks that have collateral balances have not been willing to release any portion of these balances. In addition, approximately 61% of the consolidated notes, mortgages and other obligations payable by us are personally guaranteed by certain of our common and subordinated preferred members in both years, approximately $14,600,000 and $16,100,000 at December 31, 2005 and 2004, respectively. Please refer to Note 4 to the Consolidated Financial Statements for a detailed analysis of the components of the consolidated notes, mortgages and other obligations payable.”

As to the third bullet point, the following sentence has been revised as follows with the revisions underlined:

“As a result, these common members have taken a voluntary rate reduction from 18.35% to 5%, which provides us with approximately $215,000 in additional annual cash flow.”

As to the third, fourth and fifth bullet points, the following disclosures have been added to this section:

“Cash distributions of $131,601 and $1,323,244 were declared and paid by us on the common units during 2005 and 2004, respectively. No amounts were distributed directly by us to any VIEs. Capital contributions of $416,271 and $960,418 were made by Mr. Julian in cash to certain VIEs owned by Mr. Julian during 2005 and 2004, respectively. The capital contributions were made to enable the VIEs to make payments on their outstanding debt. Almost all of these capital contributions were made from cash distributions paid by us on the common units held by Mr. Julian.

During 2004, $880,902 was deemed contributed by our common members to us as a result of the acquisition of the 47 properties from certain VIEs in December 2004. When we acquired the properties, we purchased the assets of these VIEs and assumed the liabilities on the properties. The VIEs were then dissolved. The liquidation distributions to the owners of such VIEs who were also our common members were credited as capital contributions to us and represented the proportionate share of the common members’ equity interests in those VIEs when they were dissolved. No significant liquidity was provided as a result of these transactions since the liquidation distributions and increases in the common members’ capital accounts were not cash transactions. During 2005, no capital was contributed by any of our common members to us. However, one of our common members loaned us $50,000 in 2005. This loan is subject to an unsecured note due May, 2010 and bears an annual interest rate of 5.0%.”

Ms. Peggy Kim
April 13, 2006

As to the sixth bullet point, the following paragraph has been added to this section:

“We have also been dependent on service providers to allow payment arrangements that are outside their normal collection parameters. Accounts payable and accrued liabilities have increased $580,487 as a result of the liquidity problems we experienced during the year. Of this amount, $251,393 was due to service providers who are extending us credit beyond their normal terms and $329,094 was due for interest and other current and past due obligations. These service providers could stop providing services to us and adversely impact individual properties or property liens, in the case of third party contractors.”
REVISED ATTACHMENT 27(a)
Per the request of Mr. Thompson from the SEC, please find attached as Exhibit B the revised Attachment 27(a) that was forwarded to Mr. Thompson on February 24, 2006. This revised Attachment 27(a) had not been previously filed as an official response.

Ms. Peggy Kim
April 13, 2006

SUMMARY OF THE FIN 46(R) ACCOUNTING COMMENTS
The following summarizes the Company’s conclusions and steps taken in consolidating the following Variable Interest Entities (VIEs) in the financial statements of the Company.
Group 2 Entities: The entities listed below were presented as “Group 2” entities in the response to Comment No. 27 as Attachment 27(a) in the letter filed with the SEC on February 8, 2006, which attachment was subsequently revised on February 24, 2006 and is being filed with this letter (collectively, “Attachment 27(a)”).
All of these Group 2 entities continued to operate in 2005 and have not recently acquired properties. In 2005, Peter E. Julian transferred his ownership interest in L-Port to Jeh Lai. These entities continue to be operated by the Company, which provides direct subordinated financial support in the form of common employees, office space and, in some instances, loans and advances. Huntingdon and Dillaplain are significant preferred members of the Company, hold subordinated debt, and guarantee certain obligations of the Company. The Company has concluded that, based on the above, the Company has an implicit interest in the operations of these entities.
•	L-Port, Inc. (L-Port), an Ohio S Corporation (currently owns five houses).
Peter E. Julian (25%)
E. Randall Porter (25%)
Jeh Lai (50%)
     Equity 2004: $116,160      Equity 2005: $71,280
•	Performance Home Buyers Financial, LLC (PHBF), an Ohio Limited Liability Company (currently owns four houses).
Robert P. Dillaplain (100%)
         Equity 2004 $84,005      Equity 2005: $51,663
•	Performance Home Buyers II, LLC (PHB II), an Ohio Limited Liability Company (currently owns seven houses).
Robert P. Dillaplain (100%)
     Deficit 2004: $155,955      Deficit 2005: $68,003
•	Performance Home Buyers III, Inc. (PHB III), an Ohio S Corporation (currently owns three houses).
Kenneth O Huntingdon (100%)
     Deficit 2004: $(42,862)      Deficit 2005: $(48,212)
Group 3 Entities: The following entities were presented as “Group 3” entities in Attachment 27(a).

Ms. Peggy Kim
April 13, 2006

These entities were all issued Class C Preferred units of the Company to assist in the repayment of the obligations of these entities. Mr. Julian has received significant distributions from the Company in the past to help him satisfy the required debt service of these entities, which he has guaranteed. The Company has also provided administrative and managerial support as well direct financial support in the form of direct loans and advances. The Company believes these entities should be considered variable interest entities similar to the Manufacturing Company, Leasing Company example in FIN 46(R)-5 where Leasing Company was considered to be a variable interest entity on the basis of similar actions (support of the obligations of the shareholder in common). In addition, Mr. Julian’s participation in the management of the Company is an important aspect of the potential future success of the Company and further supports the conclusion that the Company is the primary beneficiary of these actions.
•	Julian Investment Group II, Inc. (JIG II), an Ohio S Corporation
Peter E. Julian (100%)
     Deficit 2004: $(1,342,590)      Deficit 2005: $(1,316,423)
•	PEJ Investments, Inc. (PEJ), an Ohio S Corporation
Peter E. Julian (100%)
     Deficit 2004: $(109,256)          Deficit 2005: $(106,499)
•	PJL Investments, Inc. (PJL), an Ohio S Corporation
Peter E. Julian (100%)
     Deficit 2004 $(94,869)              Deficit 2005: $(102,600)
•	Performance Home Buyers IV, LLC (PHB IV), an Ohio Limited Liability Company
Peter E. Julian (100%)
     Deficit 2004: $(794,858)           Deficit 2005: $(838,705)
•	Horizon Investments, Inc. (Horizon), an Ohio S Corporation
Peter E. Julian (100%)
     Deficit 2004: $(1,020,250)        Deficit 2005: $(974,087)
•	D & J Enterprises (D&J), an Ohio General Partnership Peter E. Julian (87.5%) Robert P. Dillaplain (12.5%) Deficit 2004: $(1,295,483) Deficit 2005: $(970,495)
Group 4 Entities: The following entities were presented as “Group 4” entities in Attachment 27(a).
FJL acquired the operating assets of DTX in 2004. DTX was included in the consolidated financial statements through the transaction date, September 2004. In 2005, Peter E. Julian transferred his ownership interest in FJL to Jeh Lai. The Company has concluded that FJL is a

Ms. Peggy Kim
April 13, 2006

VIE for reasons similar to the reasons the Company had in determining that Group 2 entities were VIEs.
•	DTX Investments, Inc. (DTX), an Ohio S Corporation
Peter. E. Julian (25%)
Robert Stewart (12.5%)
Michael Hoops (12.5%)
Nancy McKinney (12.5%)
Jeh Lai (12.5%)
Lawrence Blumberg (12.5%)
Mark Fitzgerald (12.5%)
     Deficit 2004: $0
The operating assets of DTX were sold to FJL in 2004.
•	FJL Real Estate Holdings, LLC (FJL) an Ohio Limited Liability Company
Peter E. Julian (33.3%)
Mark Fitzgerald (33.3%)
Jeh Lai (33.3%)
     Deficit 2004: $(4,130)     Deficit 2005: $(18,491)
Group 1 Entities: The following entities were presented as “Group 1” entities in Attachment 27(a):
•	Fitz-Port Limited (Fitz-Port), an Ohio Limited Partnership (sold two houses to PHB, LLC during December, 2004). No assets or equity as of December 31, 2004.
Peter E. Julian (33.3%)
E. Randall Porter (33.3%)
Mark Fitzgerald (33.3%)
     Equity 2004: $0
•	JPW Real Estate Holdings, LLC (JPW), an Ohio Limited Liability Company (sold four houses to PHB, LLC during December 2004). No assets or equity as of December 31, 2004.
Peter E Julian (45%)
E. Randall Porter (45%)
Beverly Weber (10%)
     Equity 2004: $0
•	J-Port, Inc. (J-Port), an Ohio S Corporation (sold thirteen houses to PHB, LLC during December 2004). No assets or equity as of December 31, 2004.
Peter E. Julian (47.5%)
E. Randall Porter (47.5%)

Ms. Peggy Kim
April 13, 2006

Mark Fitzgerald (5%)
     Equity 2004: $0
•	High Yield Income Investments, Inc. (High Yield), an Ohio S Corporation (sold fifteen houses to PHB, LLC during December 2004). No assets or equity as of December 31, 2004.
Peter E. Julian (45%)
Charles Anderson (45%)
Harold Gerton (10%)
     Equity 2004: $0
•	Julian & Fitzgerald Properties (Jul-Fitz), an Ohio General Partnership (sold seven houses to PHB, LLC during December 2004). No assets or equity as of December 31, 2004.
Peter E. Julian (50%)
Mark Fitzgerald (50%)
     Equity 2004: $0
The Company acquired the operating assets of the entities in Group 1 during December 2004 as referenced in Note 2 of the Consolidated Financial Statements. The minority owners were paid their respective proceeds from the disposition of the assets in accordance with their minority ownership interests in 2004. Prior to December 31, 2004, these entities were operated by the Company, which provided direct subordinated financial support in the form of common employees, office space and, in some instances, loans and advances. The Company assumed the mortgages associated with all of the acquired properties which provided additional subordinated financial support to all of these entities. Due to the fact that there can no longer be expected losses or residual returns realized by the Company from these entities, the Company reconsidered the designation of these entities as VIEs in accordance with Fin 46( R), paragraph 15, and determined that these entities should no longer be considered VIEs as of the date of the acquisitions described above. Also, Note 2 to the Consolidated Financial Statements no longer refers to elimination, but rather states that the excess was charged to operations.
Summary of Accounting:
In accordance with paragraph 7 of FIN 46(R)-5, the Company has elected to include these entities effective January 1, 2004.
Using the guidance provided by EITF 02-5, Definition of “Common Control” in relation to FASB Statement No. 141, and based on the Company’s discussions with SEC staff, the Company has determined that the VIEs are not considered to be entities under common control. Therefore, in accordance with paragraphs 18 and 28 of FIN 46(R), the initial measurement of fair values of the assets, liabilities and noncontrolling interests of the VIEs was applied as of January 1, 2004, the beginning of the period the entities have first been reported, as the

Ms. Peggy Kim
April 13, 2006

determination of the fair values at the time the Company first became the primary beneficiary of each entity would not have been practical.
Kindly acknowledge receipt of this filing by stamping the date of receipt on the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided. Please feel free to contact me if you have any questions regarding the contents of this filing.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
/s/ Joy S. McGinnis

cc:	Peter E. Julian
Wayne Hawkins
Lawrence N. Hoffman
Philip T. Colton, Esq.
Howard L. Wilensky
Patrice H. Kloss, Esq.
K. Edward Elverud

EXHIBIT A

AGREEMENT FOR SERVICES
     This is an Employee Lease Agreement (hereinafter referred to as the “Agreement”), dated effective March 1, 2006 between Performance Home Buyers, LLC (hereinafter referred to as “Company”), and Performance Home Buyers, Inc. (hereinafter referred to as “Lessor”) both located at 4130 Linden Avenue, Suite 307, Dayton, Ohio 45432.
BACKGROUND
     Company desires to lease employees from Lessor. Such employees shall remain employees of Lessor, unless this Agreement is terminated, in which case the employees will automatically become employees of Company. Company recognizes that it will receive significant advantages from such an arrangement. Accordingly, in consideration of the mutual covenants and agreements contained in this Agreement, the parties agree as follows:
1. Term.
     This Agreement shall continue until terminated by Company upon a vote of the holders of at least a majority of the issued and outstanding common units of membership interest of Company.
2. Effective Date.
     This Agreement shall become effective when both parties have signed this document. This Agreement replaces and supersedes the Amended and Restated Management Agreement between Performance Home Buyers, LLC and Performance Home Buyers, Inc., dated October 31, 2005.
3. The Employees.
     Lessor will lease the employees listed on Exhibit A (as of March 31, 2005) to the Company. The Company shall fill out Exhibit A, either in type or print. The Lessor shall be fully responsible for notifying all leased employees of their leased employee status.
     Company agrees to notify Lessor immediately when it decides that it is appropriate to release, terminate, or otherwise conclude the employment of any employee. Company agrees to cooperate with Lessor in all employment and unemployment matters. Company recognizes that these are essential conditions of this agreement.
4. Services Provided To Company.
     Lessor shall be fully responsible for payment of all payroll, payroll taxes, collection of taxes, unemployment insurance, and other administrative functions customarily performed by an employer for its employees while they are performing work. Lessor shall, without regard to payments by Company, assume such responsibilities as are required by applicable federal Wage and Hour law for payment of wages to leased employees until such employees are terminated from employment with Lessor. Lessor shall properly secure coverage for workers’ compensation for employees covered under this Agreement and shall offer an employee benefit package to all qualifying leased employees on an equal basis in accordance with benefits in effect as of the date of this Agreement. Company shall be responsible for ensuring that all applications and insurance enrollment forms are fully completed and returned to Lessor. Lessor shall cooperate with and assist Company in this important endeavor. Lessor assumes all employee liability issues for the employees leased to Company.
5. Reservation of Rights.
     In compliance with State law and Federal guidelines, Lessor shall, after consultation with Company, through Company’s Personnel Department or its on-site supervisor:
A.	Have a right to recruit, hire, direct and control employees;

B.	Have a right to discipline, replace, and terminate the employment of such employees and designate the date of separation from employment;

C.	Have a right to reward, promote, reassign, evaluate and determine the wages, hours, terms and conditions of employment;

D.	Have the right to resolve and decide employee grievances and Disputes; and

E.	Supervise and direct such employees in a reasonable manner, consistent with the practices of similar businesses and enterprises.
     Company will maintain such sufficient direction and control over the leased employees as is necessary to conduct the Company’s business and without which the Company would be unable to conduct its business; discharge any fiduciary responsibility that it may have; or comply with any applicable licensure, regulatory, or statutory requirement of Company.
6. Compensation.
     For services under this Agreement, Lessor shall be entitled to a bi-monthly fee equal to the Lessor’s expenses incurred on the Company’s behalf, including employee payroll and benefits for those employees of Lessor who provide services on behalf of the Company as well as all tax liability and operating expense.
7. Waiver, Modification, or Amendment

     No waiver, modification, or amendment of any term, condition, or provision of this Agreement shall be valid, or of any effect, unless made in writing, signed by the party to be bound or its duly authorized representative, and specifying with particularity the nature and extent of such waiver, modification, or amendment. Any waiver by any party of any default of the other shall not effect, or impair, any right arising from, any subsequent default.
8. Assignment
     Lessor acknowledges that the Lessor’s services are unique and personal. Accordingly, Lessor may not assign Lessor’s rights or delegate Lessor’s obligations under this Agreement unless Company agrees to such assignment in writing. Company’s rights and obligations under this Agreement shall insure to the benefit of, and shall be binding on, Company’s successors and assigns.
9. Entire Agreement
     This agreement, including any documents expressly referred to herein, contains the entire agreement between the Lessor and the Company and supersedes and cancels any and all other agreements, whether oral or in writing, between Lessor and Company with respect to the matters referred to herein.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

Performance Home Buyers, LLC

By:	/s/ E. Randall Porter

Its:	President

LESSOR:

Performance Home Buyers, Inc.

By:	/s/ Peter E. Julian

Its:	Vice President

EXHIBIT B
Attachment 27(a) — Revised
This attachment presents a summary of the activities of the entities that we consider to be variable interest entities for which PHB, LLC is the primary beneficiary. The entities are presented in groupings which conform to the general facts and circumstances used in the determination.
Group 1
Fitz-Port Limited (Fitz-Port), an Ohio Limited Partnership (sold two houses to PHB, LLC during December, 2004). No assets or equity as of December 31, 2004.
Peter E. Julian (33.3%)
E. Randall Porter (33.3%)
Mark Fitzgerald (33.3%)
Equity 2003:       $9,989                 Equity 2004:     $0
JPW Real Estate Holdings, LLC (JPW), an Ohio Limited Liability Company (sold four houses to PHB, LLC during December 2004). No assets or equity as of December 31, 2004.
Peter E. Julian (45%)
E. Randall Porter (45%)
Beverly Weber (10%)
Equity 2003:       $7,030                 Equity 2004:      $0
J-Port Inc. (J-Port), an Ohio S Corporation (sold thirteen houses to PHB, LLC during December 2004). No assets or equity as of December 31, 2004.
Peter E. Julian (47.5%)
E. Randall Porter (47.5%)
Mark Fitzgerald (5%)
Equity 2003:       $318,643            Equity 2004:       $0
High Yield Income Investments, Inc. (High Yield), an Ohio S Corporation (sold fifteen houses to PHB, LLC during December 2004). No assets or equity as of December 31, 2004.
Peter E. Julian (45%)
Charles Anderson (45%)
Harold Gerton (10%)
Deficit 2003:       $(18,280)            Equity 2004:       $0
Julian & Fitzgerald Properties (Jul-Fitz), an Ohio General Partnership (sold seven houses to PHB, LLC during December 2004). No assets or equity as of December 31, 2004.
Peter E. Julian (50%)
Mark Fitzgerald (60%)
Deficit 2003:       $(33,027)            Equity 2004:       $0
PHB, LLC acquired the operating assets of the entities in Group 1 during December 2004 as referenced in Note 2 of the Consolidated Financial Statements. Weber, Anderson and Gerton were paid their respective proceeds from the disposition of the assets in accordance with their minority ownership interests in 2004. Prior to December 31, 2004 these entities were operated by PHB, LLC, which provided direct subordinated financial support in the form of common employees, office space, and in some instances loans and advances. PHB, LLC assumed the mortgages associated with all of the acquired properties which provided additional subordinated financial support to all of these entities. PHB, LLC stands to potentially realize gains or losses on the disposition of the acquired properties. These entities continue to be consolidated as variable interest entities after reconsideration in accordance with paragraphs seven and fifteen of FIN 46(R). While some of the circumstances have changed, these entities no longer have a material effect on the consolidated financial statements.

Group 2
L-Port, Inc. (L-Port), an Ohio S Corporation (currently owns five houses).
Peter E. Julian (25%)
E. Randall Porter (25%)
Jeh Lai (50%)
Equity 2003:       $68,063                 Equity 2004:       $58,538
Performance Home Buyers Financial, LLC (PHBF), an Ohio Limited Liability Company (currently owns four houses).
Robert P. Dillaplain (100%)
Equity 2003:       $99,720                 Equity 2004:       $102,092
Performance Home Buyers II, LLC (PHB II), an Ohio Limited Liability Company (currently owns seven houses).
Robert P. Dillaplain (100%)
Deficit 2003:       $(99,502)              Deficit 2004:       $(35,787)
Performance Home Buyers III, Inc. (PHB III), an Ohio S Corporation (currently owns three houses).
Kenneth O Huntingdon (100%)
Deficit 2003:       $(180,229)            Deficit 2004:       $(119,391)
These Group 2 entities remain in the consolidated financial statements of PHB, LLC. All entities continue to operate in 2005 and have not recently acquired properties. In 2005, Peter E. Julian transferred his ownership interest in L-Port to Jeh Lai . These entities continue to be operated by PHB, LLC, which provides direct subordinated financial support in the form of common employees, office space, and in some instances loans and advances. Huntingdon and Dillaplain are significant preferred members of PHB, LLC, hold subordinated debt, and guarantee certain obligations of PHB, LLC. We believe that, based on the above, PHB, LLC has an implicit interest in the operations of these entities.
Group 3
Julian Investment Group II, Inc. (JIG II), an Ohio S Corporation
Peter E. Julian (100%)
Deficit 2003:       $(1,407,644)            Deficit 2004:       $(1,342,590)
PEJ Investments, Inc. (PEJ), an Ohio S Corporation
Peter E. Julian (100%)
Deficit 2003:       $(129,256)                Deficit 2004:       $(109,256)
PJL Investments, Inc. (PJL), an Ohio S Corporation
Peter E. Julian (100%)
Deficit 2003:       $(81,994)                  Deficit 2004:       $(93,669)
Performance Home Buyers IV, LLC (PHB IV), an Ohio Limited Liability Company
Peter E. Julian (100%)
Deficit 2003:       $(767,975)                 Deficit 2004:       $(794,858)
Horizon Investments, Inc. (Horizon), an Ohio S Corporation
Peter E. Julian (100%)
Deficit 2003:       $(908,529)                 Deficit 2004:       $ (1,020,250)
D & J Enterprises (D&J), an Ohio General Partnership
Peter E. Julian (87.5%)
Robert P. Dillaplain (12.5%)
Deficit 2003:       $(1,798,509)              Deficit 2004:       $(1,513,172)

Group 3 entities were all issued Class C Preferred units in PHB, LLC to assist in the repayment of the obligations of these entities. Mr. Julian has received significant distributions from us in the past to satisfy the required debt service of these entities, which he has guaranteed. As with the other groups, PHB has also provided administrative and managerial support, as well direct financial support in the form of direct loans and advances. We believe these entities should be considered variable interest entities similar to the Manufacturing Company, Leasing Company example in FIN 46(R)-5 where Leasing Company was considered to be a variable interest entity on the basis of similar actions (support of the obligations of the shareholder in common). In addition, Mr. Julian’s participation in the management of PHB, LLC is an important aspect of the potential future success of the company and further adds to the assumption that PHB, LLC is the primary beneficiary of these actions.
Group 4
DTX Investments, Inc. (DTX), an Ohio S Corporation
Peter. E. Julian (25%)
Robert Stewart (12.5%)
Michael Hoops (12.5%)
Nancy McKinney (12.5%)
Jeh Lai (12.5%)
Lawrence Blumberg (12.5%)
Mark Fitzgerald (12.5%)
Deficit 2003:       $(95,351)            Deficit 2004:       $0
The operatering assets of DTX were sold to FJL in 2004.
FJL Real Estate Holdings, LLC (FJL) an Ohio Limited Liability Company
Peter E. Julian (33.3%)
Mark Fitzgerald (33.3%)
Jeh Lai (33.3%)
Deficit 2003:       $0                        Deficit 2004:       $(4,130)
     FJL acquired the operatering assets of DTX in 2004. Both DTX and FJL are included in the consolidated financial statements of PHB, LLC for all reporting periods presented. In 2005, Peter E. Julian transferred his ownership interest in FJL to Jeh Lai. While the activity of the remaining company (FJL) is immaterial, we continue to treat it as a variable interest entity for reasons similar to Groups 1 & 2.

EXHIBIT C
LOAN AGREEMENT
     THIS AGREEMENT (“Agreement”) is made effective as of the ___day of ___, 2005, by and among PETER E. JULIAN (“Julian”), ___, an Ohio ___ (“Company”), and the undersigned investor (“Investor”).
     WHEREAS, the parties hereto understand and acknowledge that: (a) Investor and other persons and entities have previously made one or more loans (“Investor Notes”) to the Company and/or other related entities in which Julian has an interest (“Variable Interest Entities”); (b) the Company and the other Variable Interest Entities are currently without sufficient assets or income to pay the principal and interest owed to Investor under the Investor Notes; (c) Julian has made certain interest and/or principal payments due under the Investor Notes out of his personal resources for several months, and his personal resources are essentially depleted; (d) the Company plans to acquire certain Class C Preferred Units of Performance Home Buyers, LLC, an Ohio limited liability company (“PHB LLC”), in amounts equal to the Investor Notes issued by the Company in exchange for a promissory note issued to PHB LLC by the Company; and (e) Julian will personally guarantee the promissory note issued to PHB LLC.
     NOW THEREFORE, inconsideration of the mutual promises, agreements, covenants, representations and warranties set forth herein, the parties do hereby agree as follows:
     1. Amendment of Investor Notes. The Investor Notes will be and hereby are, without further act or deed, amended so as to: (a) extend the maturity date of the Investor Notes to May 15, 2010; (b) add all accrued but unpaid interest due under the Investor Notes through the date hereof into the principal amount of such Investor Notes; (c) adjust the interest rate on such Investor Notes to five percent (5%) per annum simple interest; (d) release any and all mortgages, security interests and other collateral issued with respect to the Investor Notes; (e) adjust the payment schedule so that accrued interest only is payable quarterly on the 15th day of February, May, August and November, commencing August 15, 2005; and (f) adjust the payment schedule so that principal is payable at any time on or before the maturity date of the Investor Notes at the option of the Company, without prepayment penalty. The Investor agrees that the terms of the amended Investor Notes are as set forth in the Note Holder Disclosure Statement of even date herewith. The Investor agrees that any and all prior acts of default under the Investor Notes are considered cured, and that the Investor shall not bring any legal action with respect to the Investor Notes so long as the parties hereto are not in default of their respective obligations under the Investor Notes and this Agreement. Except as otherwise provided herein, the terms set forth in the Investor Notes shall remain in full force and effect.
     2. Issuance of Class C Units. The Company will acquire Class C Preferred Units (“Class C Units”) of PHB LLC. By their terms, the Class C Units pay distributions quarterly at a annual rate of five percent (5%). The Class C Units will have priority as to payment over the Common Units of PHB LLC, but will be subordinate to other Preferred Units currently existing or to be issued in the future and any debts or other liabilities of PHB LLC. The Class C Units will be redeemable at any time and from time to time without penalty by PHB LLC, but will not have a definite redemption date. The amount of Class C Units to be acquired by the Company will be equal to the aggregate amount of unpaid principal (including accrued but unpaid interest due through the date hereof) under the Investor Notes issued by the Company.
     3. Payment for Class C Units. The Company will acquire the Class C Units from PHB LLC in exchange for a promissory note issued to PHB LLC by the Company (“PHB Note”). The Company Note shall bear interest at the annual rate of five percent (5%). Interest only under the Company Note shall be payable quarterly. The principal due under the Company Note may be payable at any time and from time to time without penalty, but shall be paid in full on or before May 30, 2010 unless such maturity date is extended with the consent of PHB LLC. Julian will personally guarantee full and timely payment of the Company Note. Full and timely payment of the Company Note will also be secured by a pledge of the Class C Units by the Company to PHB LLC.
     4. Representations of Julian and Company. Julian and the Company jointly and severally represent and warrant to the Investor as follows:
          (a) Issuance of Class C Units: PHB LLC has agreed to issue Class C Units to the Company under the terms described herein.
          (b) Contributions from Julian to Company and VIEs. Within three (3) business days after Julian receives distribution of cash from PHB LLC with respect to his common membership units of PHB LLC, so long as there is any unpaid interest or principal outstanding under any of the Investor Notes, Julian will make a cash distribution (“Cash Contribution”) to the Company and/or the other Variable Interest Entities.
          (c) Percentage of Contribution to Company and VIEs. In the event the amount of the Cash Contribution to be made to the Company and the other Variable Interest Entities is not sufficient at the time it is received to pay all of the accrued interest and principal due to all of the holders of Investor Notes issued by the Company and all of the other Variable Interest Entities, then the percentage of such Cash Contribution which will be contributed to the Company shall be equal to the total balance of Investor Notes issued by the Company as compared to the total balance of the Investor Notes issued by the Company and all of the other Variable Investor Entities.
          (d) Priority of Contribution Payments. The Company will use any Cash Contribution received from Julian as follows: (i) first, to make payments of interest due on the Company Note; (iii) second, to make payments to pay-off the principal on the Company Note; (iii) third, to make payments of interest due on its Investor Notes; and (iv) fourth, to make payments to pay-off the principal on its Investor Notes.

          (e) Priority of Class C Unit Distributions. The Company will use any Class C Unit distributions received from PHB LLC (“Class C Unit Distributions”) as follows: (i) first, to make payments of interest due on the Company Note; (iii) second, to make payments to pay-off the principal on the Company Note; (iii) third, to make payments of interest due on its Investor Notes; and (iv) fourth, to make payments to pay-off the principal on its Investor Notes.
          (f) Cash Redemptions from PHB LLC. Within three (3) business days after the Company receives any cash redemption payment (“Cash Redemption Payment”) from PHB LLC with respect to the Class C Units, as permitted by the terms of the Class C Units, so long as there is any unpaid interest or principal outstanding under the Company Note or its Investor Notes, the Company will use such Cash Redemption Payment to pay-off the interest and principal due under the Company Note and/or its Investor Notes.
          (g) Payments to Investors. In the event the amount of any Cash Contribution, Class C Unit Distributions, or Cash Redemption Payment received by the Company is not sufficient at the time it is received to pay all of the accrued interest and principal due to all of the holders of Investor Notes issued by the Company, then such amount shall be paid to the holders of the Investor Notes issued by the Company as follows: (i) first to pay any accrued interest due and owing under such Investor Notes to each holder of such Investor Notes on a pro rata basis (based on the relative amount of accrued interest due and owing to such holder as compared to the amount of accrued interest due and owing to all holders); and (ii) only after all accrued interest due and owing under such Investor Notes has been paid to all holders of such Investor Notes, then to pay principal due under such Investor Notes to each holder of such Investor Notes on a pro rata basis (based on the relative unpaid principal balance of such Investor Notes held by such holder as compared to the unpaid principal balance of such Investor Notes held by all holders).
     5. Representations of Investor. The Investor represents and warrants to the Company and Julian that:
          (a) Investor has received and reviewed the Disclosure Statement and Addendum to Disclosure Statement of even date herewith and the attached financial statements of the Company and of PHB LLC. Investor agrees to return to Company or PHB LLC, as the case may be, all copies of theses documents in the event Investor does not execute this Agreement.
          (b) The Investor has been afforded the opportunity to ask questions of Julian and the Company concerning the transactions contemplated by this Agreement and has received and reviewed the information requested.
          (c) Investor has consulted with or has had the opportunity to consult with his or her attorney, accountant and/or personal financial, business and tax advisor concerning the transactions contemplated by this Agreement, or has such knowledge and experience in financial and business matters that the Investor is capable of evaluating such transactions alone.
          (d) Investor acknowledges and agrees that it currently does not have any claims against PHB LLC and hereby waives any and all future claims, demands, damages, liabilities, actions, causes of actions, or suits for money damages or equitable relief, known and unknown, including those based on any third party beneficiary theory claims, which Investor may now have or may ever have against PHB LLC arising out of, or in any way related to the Investor Notes.
     6. Other Documents. The parties hereto agree to prepare, execute, record and/or file such other instruments, agreements and other documents as are necessary or desirable to consummate the transactions contemplated by this Agreement.
     7. Confidentiality. The parties hereto shall not discuss, disclose, publish or otherwise reveal with or to any party other than their attorney, accountant or other personal financial, business and tax advisor any aspect of the Investor Notes, this Agreement, the Disclosure Statement, the Addendum to the Disclosure Statement, the transactions contemplated by this Agreement or other dealings between the parties hereto related to this Agreement or the Investor Notes.
     8. Counterparts. This Agreement may be signed in multiple counterparts, each of which when taken together shall constitute one and the same agreement. It is anticipated that all holders of Investor Notes will execute a copy of this Agreement or a substantially similar agreement. Unless the Company waives such requirement in its sole discretion, which may be accomplished without notice to the holders of Investor Notes, all of the transactions contemplated by this Agreement are contingent upon all or substantially all of the holders of Investor Notes executing this Agreement or a substantially similar agreement on or before June 29, 2005.
     9. Governing Law. This Agreement shall be governed by and construed in accordance with Ohio law. All parties hereto agree to venue and jurisdiction of any dispute hereunder in Montgomery County, Ohio.
     10. Binding Effect. All of the terms, covenants and conditions herein contained shall inure to the benefit of and be binding upon the parties hereto, their successors and assigns; provided, however, that any transfer of any interest herein in violation of any of the provisions hereof shall confer no rights upon the transferees.
     11. Notices. Except where expressly provided otherwise in this Agreement, whenever it is provided in this Agreement that notice, demand, request or other communication shall be given to or served upon any of the parties hereto by another, any such notice, demand, request or communication shall be in writing and personally delivered or sent by certified or registered mail, return receipt requested, addressed to such party at the last known address of the party as shown on the Company’s records or to such other place or attention as any party shall specify by notice. Such demand, notice, request or communication shall be effective for the purpose hereof only when and if so personally delivered or mailed, as the case may be.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first set forth above.

COMPANY:	JULIAN:

Peter E. Julian, Individually

By:

Peter E. Julian
Its:

INVESTOR:

Print Name of Investor

Print Name and Title of Signer (if Investor is not an Individual)

Signature

NOTEHOLDER DISCLOSURE STATEMENT
This Statement is made a part of, and attached to, a Loan Agreement which sets forth a summary of the re-negotiated terms of a loan between ___(Noteholder) and ___ (Borrower).

Original Principal Amount:

Original Loan Date:

Original Interest Rate:

Original Maturity Date:

Remaining Unpaid Principal:

Remaining Unpaid Interest:

New Principal Amount:	(Unpaid Principal plus Unpaid Interest)

New Interest Rate:

New Maturity Date:
New Payment Terms: Interest-only to be paid Quarterly, principal balance due at maturity unless repaid earlier. No pre-payment penalty. First interest payment is due on:
This Statement fairly represents the balances due to the Noteholder, and the re-negotiated terms and repayment obligation of the Borrower.
Noteholder (or agent for):                                                                                  Date:
Borrower:                                                                                  Date:
          By: